UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 30, 2007

MERRILL LYNCH CANADA INC.

[Initial Depositor]
(Translation of registrant’s name into English)

CP HOLDRSSMDeposit Facility
[Issuer with respect to the receipts]

001-16683
[Commission File Number]

BCE Place, Suite 400
181 Bay Street
Toronto, Ontario M5J2V8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

EXHIBITS

Exhibit 1	Prospectus Supplement Filed Pursuant to Rule No. 424(b)(3) for the Quarter Ended September 30, 2007.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERRILL LYNCH CANADA INC.

Date:  November 14, 2007
By:  /s/ Lynn K. Patterson

Name:   Lynn K. Patterson
Title:   President

PROSPECTUS SUPPLEMENT	EXHIBIT 1
(To Prospectus dated August 15, 2007)	REGISTRATION NO. 333-63924

300,000,000 Depositary Receipts
CP HOLDRSSMDeposit Facility

This prospectus supplement supplements information contained in the prospectus dated August 15, 2007, relating to the sale of up to 300,000,000 depositary receipts by the CP HOLDRSSM Deposit Facility.

The name, ticker symbol, share amounts and primary trading market of each company represented by a round-lot of 100 CP HOLDRS is as follows:

Name of Company	Ticker	Share Amounts	Primary Trading Market
EnCana Corporation	ECA	136.8	NYSE
Fording Canadian Coal Trust	FDG	49.8	NYSE
Canadian Pacific Railway Company	CP	50	NYSE

The share amounts listed in the table above reflect all previous stock splits, dividends and business combination transactions.

The date of this prospectus supplement is September 30, 2007.